UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jive Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47760A108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47760A108

1	NAMES OF REPORTING PERSONS. Matthew Tucker Trust under agreement dated May 26, 2011 (the “Living Trust”).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,917,460[1]
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,917,460[1]
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,917,460[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – the beneficial owner is a living trust.

[1]	Shares held of record by the Living Trust. Matthew Tucker retains sole voting and dispositive power over these shares.
[2]	Percentage based on 69,748,711 shares of common stock of Jive Software, Inc. (“Jive”) outstanding as of December 31, 2013, as reported by Jive to the reporting person.

CUSIP No. 47760A108

1	NAMES OF REPORTING PERSONS. Matthew Tucker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,393,265[1]
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 6,393,265[1]
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,393,265[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN.

[1]	Shares held of record by the Living Trust and the Irrevocable Trust. Matthew Tucker retains sole voting and dispositive power over these shares.
[2]	Percentage based on 69,748,711shares of common stock of Jive Software, Inc. (“Jive”) outstanding as of December 31, 2013, as reported by Jive to the reporting person.

Item 1(a) Name of issuer: Jive Software, Inc.

Item 1(b) Address of issuer’s principal executive offices: 325 Lytton Avenue, Suite 200, Palo Alto, California 94301

2(a) Name of person filing:

i.	Matthew Tucker Trust under agreement dated May 26, 2011 (the “Living Trust”)
ii.	Tucker Family 2011 Irrevocable Trust under agreement dated June 1, 2011 (the “Irrevocable Trust”)
iii.	Matthew Tucker

Shares are held of record by the Living Trust and the Irrevocable Trust . Matthew Tucker retains sole voting and dispositive power over these shares.

2(b) Address or principal business office or, if none, residence:

c/o Jive Software, Inc.

325 Lytton Avenue, Suite 200

Palo Alto, California 94301

2(c) Citizenship:

Mr. Tucker is a citizen of the United States of America. The Living Trust and Irrevocable Trust are each organized under the laws of the state of California.

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

47760A108

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,393,265 shares.[1]

(b)	Percent of class: 9.2%.[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

a.	Living Trust: 5,917,460 shares.
b.	Irrevocable Trust: 475,805 shares.
c.	Matthew Tucker: 6,393,265 shares.

The reported shares are held of record by the Living Trust and Irrevocable Trust. Matthew Tucker retains sole voting and dispositive power over the shares.

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

a.	Living Trust: 5,917,460 shares.
b.	Irrevocable Trust: 475,805 shares.
c.	Matthew Tucker: 6,393,265 shares.

The reported shares are held of record by the Living Trust and Irrevocable Trust. Matthew Tucker retains sole voting and dispositive power over the shares.

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

[1]	Shares held of record by the Living Trust and Irrevocable Trust. Matthew Tucker retains sole voting and dispositive power over these shares.
[2]	Percentage based on 69,748,711 shares of common stock of Jive Software, Inc. (“Jive”) outstanding as of December 31, 2013, as reported by Jive to the reporting person.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not applicable.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certifications

(a) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d–1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d–1(c):

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	Matthew Tucker, as Trustee of the Matthew Tucker Trust under agreement dated May 26, 2011

Matthew Tucker, as Trustee of the Tucker Family 2011 Irrevocable Trust under agreement dated June 1, 2011

	By:	/s/ Kate Johnson
Kate Johnson, Attorney-In-Fact for the above-listed trusts and trustee*

MATTHEW TUCKER

	By:	/s/ Kate Johnson
Kate Johnson, Attorney-In-Fact for the above-listed individual*

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.